Exhibit 99.1

NOVA MEASURING INSTRUMENTS LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

        Notice is hereby given that the annual general meeting of shareholders (the “Meeting”) of Nova Measuring Instruments Ltd. (the “Company”) will be held on Thursday, September 25, 2008 at 5:00 p.m. (Israel time), at the Company’s offices, Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel.

        The agenda of the Meeting shall be as follows:

1.	Approval and ratification of the re-appointment of Brightman Almagor & Co. as the independent auditors of the Company for the period ending at the close of the next annual general meeting;

2.	Approval of the Amended and Restated Articles of Association of the Company;

3.	Re-election of each of Messrs. Micha Brunstein, Giora Dishon, Moshe Finarov, Avi Kerbs, Alon Dumanis, Nicolas Bright and Avi Cohen as a director of the Company to hold office until the close of the next annual general meeting;

4.	Re-election of Mr. Falk as an external director of the Company;

5.	Approval of a compensation arrangement for the Company’s external directors; and

6.	Approval of a grant of options to the chairman of the board of directors.

        In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2007.

        Only shareholders of record at the close of business on August 18, 2008 (the “Record Date”) will be entitled to receive notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

        Holders of the Company’s ordinary shares who hold their shares through a member of the Tel-Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver to the Company, c/o Ms. Orly Dean, at the Company’s offices in the Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel, an ownership certificate confirming their ownership of the Company’s ordinary shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

        Shareholders who wish to vote at the Meeting by means of a proxy are obliged to complete, sign, date and return the proxy card no later than 48 hours before the time of the Meeting.

        Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who hold or represent shares conferring in the aggregate at least one-third (33.33%) of the voting power in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned until the same day the following week, at the same time and place. If a quorum is not present within half an hour of the time designated for the adjourned meeting, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

        The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices, which are located at the Company’s offices in the Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel during normal business hours and by prior coordination with Ms. Orly Dean (tel: +972-8-9387505 ext. 382).

By Order of the board of directors, Dr. Micha Brunstein, Chairman of the board of directors of the Company August 21, 2008

NOVA MEASURING INSTRUMENTS LTD.

Weizmann Science Park
Building 22, Einstein St, Ness Ziona
Israel 76100

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 25, 2008

        This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the “Shares”), of Nova Measuring Instrument Ltd. in connection with the annual general meeting of shareholders of the Company to be held at the Company’s offices in the Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel on Thursday, September 25, 2008 at 5:00 p.m. (Israel time), and thereafter as it may be adjourned from time to time (the “Meeting”). Unless the context otherwise requires, references in this Proxy Statement to “Nova,” the “Company,” “we” or “our” refer to Nova Measuring Instruments Ltd.

        At the Meeting, the following resolutions will be proposed for adoption by the shareholders:

1.	To approve and ratify the re-appointment of Brightman Almagor & Co. as the independent auditors of the Company for the period ending at the close of the next annual general meeting;

2.	To approve the Amended and Restated Articles of Association of the Company;

3.	To re-elect each of Messrs. Micha Brunstein, Giora Dishon, Moshe Finarov, Avi Kerbs, Alon Dumanis, Nicolas Bright and Avi Cohen as a director of the Company to hold office until the close of the next annual general meeting;

4.	To re-elect Mr. Falk as an external director of the Company;

5.	To approve a compensation arrangement for the Company’s external directors; and

6.	To approve a grant of options to the chairman of the board of directors.

Shareholders Entitled to Vote

        Only holders of record of Shares at the close of business on August 18, 2008 (the “Record Date”) are entitled to receive notice of, and to vote at, the Meeting.

        As of August 7, 2008, the Company had 19,378,339 issued and outstanding Shares, excluding 2,229 Shares which were held by the Company and have no voting rights. Each Share is entitled to one vote on each matter to be voted on at the Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account (other than for quorum purposes).

Proxies

        All shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. If your shares are held in “street name” (meaning in the name of a bank, broker or other record holder), you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares. In order for these shares to be counted, a duly executed proxy must be received by the Company’s Transfer Agent or by the Company, at its registered offices, c/o Ms. Orly Dean, at Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel, no later than 48 hours prior to the Meeting, that is on or before September 23, 2008 at 5:00 p.m., Israel time. Shares represented by proxy received after such time will not be counted. Any such proxy may be revoked by such holders at any time before it is exercised by: (i) delivering written revocation or a later dated proxy to Ms. Orly Dean; or (ii) attending the Meeting and voting in person.

        Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Shares covered thereby in accordance with the directions of the shareholder executing such proxy. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors of the Company (the “Board of Directors”) recommends a “FOR” vote (with the exception of Item IV).

Expenses and Solicitation

        Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ms. Orly Dean, at Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel. Any Position Statement received will be furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

        Position Statements should be submitted to the Company no later than August 28, 2008.

        We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

        These proxy and proxy card shall also serve as a voting deed (ktav hatzba’a) as such term is defined under the Israeli Companies Law of 1999 (the “Companies Law”).

        The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about August 21, 2008. This proxy statement and the accompanying proxy card are also available to the public through one the following websites http://www.magna.isa.gov.il, http://maya.tase.co.il or http://www.sec.gov.

        All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, telegraph and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs.

Quorum and Voting Requirements

        The quorum required consists of two or more shareholders who are present in person or proxy (or who have delivered a proxy card indicating their manner of voting) and who together hold or represent Shares conferring in the aggregate at least one third (33.33%) of the voting power in the Company. If a quorum is not present within one half hour of the time designated for the Meeting, the Meeting shall be adjourned to the same day in the following week, at the same time and place. If a quorum is not present within one half hour of the time designated for the adjourned Meeting, any number of shareholders who are present in person or by proxy, or who have delivered a proxy card, shall constitute a quorum.

        The approval of Items I, III, V and VI requires the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter.

        The approval of Item II requires the affirmative vote of at least seventy-five per cent (75%) of the Shares present, in person or by proxy, and voting on the matter.

        The approval of Item IV requires the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter, provided that such a majority includes (i) at least a third of the total votes of shareholders, who are not controlling shareholders of the Company or anyone on their behalf, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

Reporting Requirements

        We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

        As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS RECOMMENDS THAT
SHAREHOLDERS VOTE “FOR” THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

ITEM I: APPROVAL AND RATIFICATION OF THE RE-APPOINTMENT OF BRIGHTMAN
ALMAGOR & CO. AS THE INDEPENDENT AUDITORS OF THE COMPANY FOR THE PERIOD
ENDING AT THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING

        Under the Companies Law and the Company’s Articles of Association, the shareholders of the Company are authorized to appoint the Company’s independent auditors. Under the Articles of Association of the Company, the Board of Directors (or the audit committee, if it is so authorized by the Board of Directors) is authorized to determine the independent auditor’s remuneration. In addition, the approval by the audit committee of the independent auditor’s re-appointment and remuneration is required under the corporate governance rules of the Nasdaq Stock Market.

        Following the recommendation by the Company’s audit committee and the Board of Directors, it is proposed that Brightman Almagor & Co., a member of Deloitte Touche Tohamtsu, be re-appointed as the independent auditors of the Company for the period ending at the close of the next annual general meeting. Such auditors served as the Company’s auditors for fiscal year 2007 and have no relationship with the Company or with any affiliate of the Company, except as described in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007 as filed with the Commission (the “Annual Report”).

        Information on fees paid to the Company’s independent public accountants may be found in the Annual Report.

        At the Meeting, it is proposed that the following resolution be adopted:

        “RESOLVED, to approve and ratify the reappointment of Brightman Almagor & Co. as the independent auditors of the Company for the period ending at the close of the next annual general meeting.”

ITEM II: APPROVAL OF THE AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF
THE COMPANY

        At the Meeting, shareholders will be asked to adopt the Amended and Restated Articles of Association effective upon shareholder approval. The Amended and Restated Articles of Association, a copy of which is attached to this Proxy Statement as Appendix A, amends our Articles of Association, among others, to:

—	Simplify and clarify procedural requirements, including with respect to meetings of the Board of Directors and shareholders.

—	Reclassify transactions with respect to employment terms of an office holder.

—	Provide that the Amended and Restated Articles of Association may be amended by a simple majority vote of the Company’s shareholders.

—	Simplify the structure of the articles of association by deleting provisions that restate provisions of the Companies Law and therefore are not required.

        The following is a summary of the material changes to our Amended and Restated Articles of Association that are incorporated in our proposed by the Amended and Restated Articles of Association and does not purport to be complete and is qualified in its entirety by reference to the specific language of our Amended and Restated Articles of Association, attached to this Proxy Statement as Appendix A.

        Simplification of procedural requirements in connection with meetings of the Board of Directors and shareholders: it is proposed to amend the Articles of Association of the Company to simplify and clarify procedural requirements, including with respect to meetings of the Board of Directors and shareholders. While the Company currently intends to continue mailing its shareholders notices of general meetings, as proposed, the Company will not be required to deliver a notice of general meetings to its shareholders but rather shall be allowed to rely, as allowed by the Companies Law, on the publication of the notice and its filing with the relevant authorities. It is further proposed to revise several procedural requirements in connection with meetings of the Board of Directors to provide, among others, that written notice of any meeting of the Board of Directors shall be given at least 72 hours (or such shorter notice as all the directors may agree) before the meeting.

        Reclassification of transactions with respect to employment terms of an officer holder: it is proposed to amend the Articles of Association of the Company to revise the default rule regarding transactions with respect to employment terms of an office holder so that such transactions shall no longer be automatically classified as extraordinary transactions. As proposed, a transaction with respect to the employment terms of an office holder which is not considered an extraordinary transaction under the Companies Law will require only the approval of the Board of Directors and/or a committee thereof authorized by the Board of Directors, subject to the requirements of the Companies Law.

        Revision of the majority required for amendments of the Articles of Association: it is proposed to provide that the Amended and Restated Articles of Association may be amended by a simple majority vote of the Company’s shareholders, consistent with the default rule of the Companies Law. While under the Israeli Companies Ordinance, an amendment of articles of association required the affirmative vote of at least a majority of seventy five percent (75%) or more, the Companies Law that superseded the Israeli Companies Ordinance in 2000, provides that articles of association may be amended by a simple majority.

        At the Meeting, it is proposed that the following resolution be adopted:

        “RESOLVED, to approve the Amended and Restated Articles of Association of the Company as attached to the Proxy Statement as Appendix A.”

ITEM III: RE-ELECTION OF EACH OF MESSRS. MICHA BRUNSTEIN, GIORA DISHON, MOSHE
FINAROV, AVI KERBS, ALON DUMANIS, NICOLAS BRIGHT AND AVI COHENAS A DIRECTOR
OF THE COMPANY TO HOLD OFFICE ANTIL THE CLOSE OF THE NEXT ANNUAL GENERAL
MEETING

        At the Meeting, shareholders will be asked to re-elect each of Dr. Micha Brunstein, Dr. Giora Dishon, Dr. Moshe Finarov, Mr. Avi Kerbs, Dr. Alon Dumanis, Mr. Nicolas Bright and Mr. Avi Cohen as a director to hold office until the close of the next annual general meeting.

        The Company’s Articles of Association and the proposed Amended and Restated Articles of Association provide that the number of members of the Board of Directors shall not be less than five (5) or more than nine (9). There are currently nine directors serving on the Company’s Board of Directors, seven of which are standing for reelection under this Item III and two of which, Mr. Dan Falk and Ms. Naama Zeldis, are external directors. Mr. Dan Falk is standing for reelection as detailed in Item IV.

        It is proposed that each of the director nominees, standing for reelection, shall be reelected to hold office until the close of the next annual general meeting.

        Herein below are details on those directors currently serving on the Board of Directors, and standing for reelection:

        Dr. Micha Brunstein (65) was named chairman of our Board of Directors in June 2006, after serving as member of our Board of Directors from November 2003. During the years 1990 through 1999, Dr. Brunstein served as Managing Director of Applied Materials Israel Ltd. Prior to that, Dr. Brunstein served as President of Opal Inc., and as a Director of New Business Development in Optrotech Ltd. At present, Dr. Brunstein serves as a board member of Ham-let Ltd., a company listed on the Tel Aviv Stock Exchange and Valor Computerized Systems Ltd., a company listed on the Frankfurt Stock Exchange. He is a chairman and serves on boards of directors of several privately owned companies. Dr. Brunstein holds a B.Sc. in Mathematics and Physics from the Hebrew University, Jerusalem, and a M.Sc. and a Ph.D. in Physics from Tel Aviv University.

        Dr. Giora Dishon (64) is a co-founder of the Company and served as President and Chief Executive Officer since its formation in 1993 until August 2006. From 1989 to 1993 he served as Thin Film and Flat Panel Display Product Line Manager at Orbot Systems and Orbotech Ltd., a manufacturer of automated optical inspection equipment. From 1986 to 1988 he was a Visiting Scientist at the Microelectronics Center of North Carolina, and from 1982 to 1986 he served as Managing Director at AVX Israel Ltd., a manufacturer of electronic devices. Dr. Dishon holds a B.Sc. in Chemistry and a M.Sc. and a Ph.D. in Materials Science from the Hebrew University, Jerusalem.

        Dr. Moshe Finarov(55) is a co-founder of the Company and a member of our Board of Directors. He has served as Chief Technology Officer and VP Technology from the Company’s formation in 1993 until August 2006. From 1989 to 1993 he served as Senior Physicist at Orbotech Ltd. and from 1974 to 1988 he was employed at PULSAR and ENIMS Scientific Research Institutes in Moscow. Dr. Finarov holds a Ph.D in Semiconductor Physics and a M.Sc. in Microelectronics from Moscow Steel & Alloys Institute. He is named on approximately 44 U.S. patents and published approximately 40 papers.

        Mr. Avi Kerbs (61) has served as a member of our Board of Directors since 1993. He serves as the President and Chief Executive Officer of Teuza Management & Development Ltd., the management company of Teuza-A Fairchild Technology Venture Ltd., a venture capital company, and has served in this capacity since 1991. Teuza-A Fairchild Technology Venture Ltd. is a major shareholder of the Company. He serves as a director of most of the companies comprising the investment portfolio of the Teuza Fund. Mr. Kerbs holds a B.Sc. in Industrial Engineering and Management and a M.Sc. in Management from the Technion – Israel Institute of Technology. Mr. Kerbs serves as a member of the Technion’s Board of Governors and the Haifa University Board of Governors. Mr. Kerbs is also a member of the board of directors of the United Cerebral Palsy Research and Educational Foundation in the U.S. Mr. Kerbs was originally appointed to our Board of Directors by Teuza.

        Dr. Alon Dumanis (58) has served as a member of our Board of Directors since 2002. He is the Chief Executive Officer of Docor International Management, a Dutch investment company, subsidiary of The Van-Leer Group Foundation. Dr. Dumanis is a member of the board of directors of Tadiran Communications (TASE-TDCM), a former member of the board of directors of El Al Israel Airlines (TASE-LY), and a former member of the board of directors of Inventech Investments Co. Ltd. (TASE-IVTC) . Previously, Dr. Dumanis was the Head of the Material Command in the Israel Air Force at the rank of Brigadier General. Dr. Dumanis currently serves as chairman and member of several national steering committees and is the author of many papers published in a number of subject areas, including technology and management. Dr. Dumanis holds a Ph.D. in Aerospace Engineering from Purdue University, West Lafayette, Indiana, USA.

        Mr. Nicolas Bright (52) has served as a member of our Board of Directors since August 2007. Mr. Bright is executive vice president of products at Lam Research Corporation, focusing on new business opportunities and markets. Mr. Bright joined Lam in 1998 and successfully led Lam’s 2300® businesses from research and development to market positioning and penetration. He has held various management positions within Lam, including executive vice president of global products and regional operations, vice president of technology and engineering, and senior vice president and general manager of products. Prior to joining Lam, Mr. Bright spent 16 years at Applied Materials, Inc., where he held a variety of management positions in engineering and technology groups within etch, ion implant and automation. Before joining Applied Materials, Mr. Bright held management positions at General Electric Co. in the United Kingdom and ABB in Sweden. Mr. Bright holds a B.Sc. and Masters degrees in electrical and electronics engineering from Brunel University in England.

        Mr. Avi Cohen (55) was elected to serve as a member of our Board of Directors by our Board of Directors on February 18, 2008. Mr. Cohen serves as Chief Operating Officer and Deputy to the CEO at ECI Telecom Ltd. a leading supplier of best-in-class networking infrastructure equipment for carrier and service provider networks worldwide.  Prior to joining ECI in September 2006, Mr. Cohen served in a variety of management positions at KLA-Tencor.  From 2003 he was a Group Vice President, Corporate Officer and Member of the Executive Management Committee based at the corporate headquarters in the U.S.  During his tenure, he successfully led the creation of KLA-Tencor’s Global Metrology Group.  From 1995 he was the President of KLA-Tencor Israel responsible for the Optical Metrology Division.  Before joining KLA-Tencor, Mr. Cohen also spent three years as Managing Director of Octel Communications, Israel, after serving as Chief Executive Officer of Allegro Intelligent Systems, which he founded and which was acquired by Octel.  Mr. Cohen holds a B.Sc. and a M.Sc. degrees in electrical engineering and applied physics from Case Western Reserve University, USA.

        At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to re-elect each of Messrs. Micha Brunstein, Giora Dishon, Moshe Finarov, Avi Kerbs, Alon Dumanis, Nicolas Bright and Avi Cohen as a director of the Company to hold office until the close of the next annual general meeting.”

ITEM IV: RE-ELECTION OF MR. DAN FALK AS AN EXTERNAL DIRECTOR OF THE COMPANY

        At the Meeting, shareholders will be asked to re-elect Mr. Dan Falk as an external director of the Company for an additional three year term. Mr. Falk has served as an external director of the Company since 2005.

        Herein below are details regarding Mr. Falk:

        Mr. Dan Falk was elected as an external director of the Company in accordance with the provisions of the Israeli Companies Law in 2005. Mr. Falk is a business consultant to public and private companies. During 1999 to 2000 Mr. Falk served as Chief Executive Officer and Chief Operating Officer of Sapiens International NV. Prior to that, Mr. Falk served as Executive Vice President and Chief Financial Officer of Orbotech Ltd. Mr. Falk serves as a member of various companies’ boards of directors such as Orbotech Ltd., Nice Systems Ltd., Ormat Technologies, Inc., Attunity Ltd., ClickSoftware Technologies, Ltd., Jacada Ltd., (all of which are companies publicly traded in the United States). Mr. Falk also serves as the chairman of the board of directors of Orad Hi-tech Systems Ltd. and as a board member of Dmatek Ltd., AVT Ltd., Amiad Filtration Systems Ltd. (all of which are companies publicly traded in Europe) and Plastopil Ltd. (traded on TASE). Mr. Falk holds a B.A degree in economics and political sciences and a MBA degree from the Hebrew University, Jerusalem. Mr. Falk’s son-in-law is a junior partner at Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., our outside counsel.

        Mr. Falk notified the Company that he complies with all requirements under the Israeli Companies Law for serving as an external director.  The Board of Directors has determined that Mr. Dan Falk qualifies as an audit committee financial expert.

        At the Meeting, it is proposed that the following resolution be adopted:

        “RESOLVED, to re-elect Mr. Dan Falk as an external director of the Company for an additional three-year term.”

ITEM V: APPROVAL OF THE COMPENSATION ARRANGEMENT FOR THE COMPANY’S
EXTERNAL DIRECTORS

        At the 2007 annual general meeting of the Company’s shareholders, the shareholders approved a new compensation arrangement for the Company’s directors (excluding the external directors, the chairman of the Board of Directors and, unless approved otherwise, any other director who is also an employee of the Company).

        Per the recommendation of the compensation and audit committees and the Board of Directors, it is proposed that the external director’s compensation package be aligned with the compensation package of the other directors of the Company and shall include the following items:

(1)	An annual payment of US$ 12,000 (in an equivalent amount in NIS), subject to the minimal and maximal payment restrictions applicable to the Company under the Companies Regulations (Rules Regarding Compensation and Expenses to an External Director), 2000 and the Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 2000 (collectively, the “Regulations”).

(2)	In addition to the foregoing, the following payments (subject to the minimal and maximal payment restrictions applicable to the Company under the Regulations):

a.	for each meeting that the external director attends in person, an amount of US$ 600 (in an equivalent amount in NIS);

b.	for each execution of a written consent in lieu of a meeting, an amount of US$ 300 (in an equivalent amount in NIS); and

c.	for each meeting that the external director attends by teleconference, an amount of US$ 360 (in an equivalent amount in NIS).

(3)	An annual award of an option to purchase up to 10,000 Shares to be granted to each external director on the date of each annual general meeting at which such external director is elected or reelected (or if such external director is not standing for reelection, on the date of the annual general meeting, provided that such external director is serving on the Board of Directors at the time of the annual general meeting). The exercise price of each option shall be determined pursuant to the Company’s Equity Based Compensation Policy (i.e., shall be equal to the closing price of the Shares on Nasdaq on the date of the applicable annual general meeting). 25% of each option shall vest and become exercisable on the first anniversary of its grant date and thereafter 2.083% of each option shall vest and become exercisable at the end of each complete month following the first anniversary date. Accordingly, each option shall fully vest and become exercisable at the 4th anniversary date of its grant date. The proposed terms of the options (i.e., the amount, exercise price and vesting schedule) are identical to the terms of the options currently granted to other directors on an annual basis.

(4)	A one-time additional award of an option to purchase up to 10,000 Shares to be granted to each of Mr. Dan Falk and Ms. Naama Zeldis, the external directors on the date of the Meeting. The exercise price of the option shall be determined pursuant to the Company’s Equity Based Compensation Policy (i.e., shall be equal to the closing price of the Shares on Nasdaq at the date of the Meeting). The option shall be subject to the same vesting schedule as indicated above in sub-section (3). The proposed terms of the options (i.e., the exercise price and vesting schedule) are identical to the respective terms of the options currently granted to other directors on an annual basis.

        The approval of the compensation arrangement to the external directors is made pursuant to Section 8C(1) of the Regulations and subject to the approval by the Company’s shareholders of the reelection of Mr. Falk as detailed in Item IV.

        It is proposed that the following resolution be adopted at the Meeting:

        “RESOLVED, to approve the compensation arrangement for the company’s external directors as recommended by the Board of Directors and its committees.”

ITEM VI: APPROVAL OF A GRANT OF OPTIONS TO THE CHAIRMAN OF THE BOARD OF
DIRECTORS

        At the 2007 annual general meeting of the Company’s shareholders, the shareholders approved a new compensation arrangement, including an annual grant of options, for the Company’s directors, excluding, among others, the chairman of the Board of Directors.

        Per the recommendation of the compensation and audit committees and the Board of Directors, it is proposed that since the compensation arrangement of the chairman of the Board of Directors does not include a grant of options or any other equity-based award (other than the option to purchase up to 150,000 Shares that was granted to Dr. Micha Brunstein following his appointment as the chairman of the Board of Directors), to add to the compensation package of the chairman the following items:

(1)	An annual award of an option to purchase up to 10,000 Shares to be granted to the chairman of the Board of Directors on the date of each annual general meeting at which the chairman of the Board of Directors is elected or reelected. The exercise price of each option shall be determined pursuant to the Company’s Equity Based Compensation Policy (i.e., shall be equal to the closing price of the Shares on Nasdaq on the date of the applicable annual general meeting). 25% of each option shall vest and become exercisable on the first anniversary of its grant date and thereafter 2.083% of each option shall vest and become exercisable at the end of each complete month following the first anniversary date. Accordingly, each option shall fully vest and become exercisable at the 4th anniversary date of its grant date. The proposed terms of the options (i.e., the amount, exercise price and vesting schedule) are identical to the terms of the options currently granted to other directors on an annual basis.

(2)	A one-time additional award of an option to purchase up to 10,000 Shares to be granted to Dr. Micha Brunstein, the current chairman of the Board of Directors on the date of the Meeting. The exercise price of the option shall be determined pursuant to the Company’s Equity Based Compensation Policy (i.e., shall be equal to the closing price of the Shares on Nasdaq at the date of the Meeting). The option shall be subject to the same vesting schedule as indicated above in sub-section (1). The grant under sub-section (2) is subject to the reelection of Dr. Micha Brunstein at the Meeting as detailed in Item III. The proposed terms of the options (i.e., the exercise price and vesting schedule) are identical to the respective terms of the options currently granted to other directors on an annual basis.

        It is proposed that the following resolution be adopted at the Meeting:

        “RESOLVED, to approve the grant of options to the chairman of the Board of Directors as recommended by the Board of Directors and its committees.”

OTHER BUSINESS

        Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

By Order of the board of directors, Dr. Micha Brunstein, Chairman of the board of directors of the Company August 21, 2008

Appendix A

NOVA MEASURING INSTRUMENTS LTD.

AMENDED AND RESTATED ARTICLES OF ASSOCIATION

Adopted September ____, 2008

AMENDED AND RESTATED ARTICLES OF ASSOCIATION
of
NOVA MEASURING INSTRUMENTS LTD.

INTERPRETATION

1.	In these Articles the following terms shall bear the meanings set opposite to them, unless inconsistent with the subject or context:

T E R M S	M E A N I N G S

Articles	These Amended and Restated Articles of Association as may be amended from time to time.

Auditor	As defined under the Law.

Board	The Board of Directors of the Company.

CEO	Chief Executive Officer, also referred to under the Law as the general manager.

Class Meeting	A meeting of the holders of a class of shares.

Chairman	Chairman of the Board.

Company	Nova Measuring Instruments Ltd.

Companies Regulations	All regulations promulgated from time to time under the Companies Law.

Distribution	As defined under the Law.

External Director	As defined under the Law.

The Law or the Companies Law	The Israeli Companies Law, 5759 - 1999 and the Companies Regulations.

NIS	New Israeli Shekel

The Office	The registered office of the Company as may be re-located from time to time.

Office Holder	As defined under the Law.

Ordinary Shares	The Company's Ordinary Shares, NIS 0.01 par value each.

Register	Shareholders Register maintained by or on behalf of the Company.

Shareholder	As defined under the Law.

Simple Majority	A majority of more than fifty percent (50%) of the votes cast by those
Shareholders present and voting, not taking into consideration abstaining votes.

The Statutes	The Law, the Israeli Companies Ordinance (New Version) 1983,
the Securities Law, 5738 – 1968 (the “Securities Law”) and all
applicable laws and regulations applicable in any relevant jurisdiction
(including without limitation U.S. Federal laws and regulations), and rules of any stock market in which the Company’s shares
are registered for trading as shall be in force from time to time and to the extent applicable to the Company.

Except as otherwise provided above or elsewhere under these Articles, any word or expression mentioned herein shall have the meaning ascribed to them under the Law, and if not applicable, the meaning ascribed to them under the Companies Regulations, and if not applicable, the meaning ascribed to them under the Securities Law, and if not applicable, the meaning ascribed to them under the Securities Regulations promulgated under the Securities Law (herein the “Securities Regulations”), and if not applicable, the meaning ascribed to them under any other applicable law – in all cases if the meaning set forth therein does not contradict the purpose or the context of the relevant provision.

2.	Words importing the singular shall include the plural, and vice-versa. Words importing the masculine gender shall include the feminine gender; and words importing persons shall include corporate bodies.

Any provision or part thereof of these Articles, prohibited by applicable law, shall be ineffective, without invalidating any other part of these Articles.

Articles 3,4,5,6 and 7 of these Articles shall be deemed to be the Memorandum of Association of the Company.

NAME OF THE COMPANY

3.	The name of the Company is Nova Measuring Instruments Ltd.

PURPOSE

4.	The purposes of the Company shall be to engage in the types of pursuits specified below:

4.1.	To invent, design, plan, develop, manufacture, market and trade in the field of measuring instruments in electronics, micro-electronics, medicine, chemistry, metallurgy, ceramics, and any other field.

4.2.	To initiate, participate, manage, execute, import and export any kind of project within the boarders of the State of Israel and/or outside Israel.

4.3.	To register patents, trademarks, trade names, intellectual property rights marketing rights and any other right of any kind whatsoever, both in Israel and abroad.

4.4.	To engage in any legal activity, both in Israel and abroad.

        All purposes above shall be in addition to one another and none shall derogate from the other.

PUBLIC COMPANY

5.	The Company is a public company pursuant to the Companies Law.

LIMITED LIABILITY

6.	The liability of each Shareholder for the Company’s debts is limited to the full payment of the original issue price of the shares first allotted to such Shareholder or his predecessors. Once such price is paid by the original owner of shares, there is no further liability of the holder and such holder’s transferees for the Company’s debts.

CAPITAL, SHARES AND RIGHTS

7.	The registered share capital of the Company is NIS 400,000 (four hundred thousand New Israeli Shekels) divided into 40,000,000 (forty million) Ordinary Shares of par value NIS 0.01 each.

8.	All issued and outstanding shares of the Company of the same class are of equal rights between them for all intents and purposes concerning the rights set forth below.

9.	Each issued Ordinary Share entitles its holder to the rights as described below:

9.1.	The equal right to participate in and vote at the Company’s general meetings, whether ordinary meetings or special meetings, and each of the shares in the Company shall entitle the holder thereof, who is present at the meeting and participating in the vote, whether in person, or by proxy, to one vote.

9.2.	The equal right to participate in any Distribution.

9.3.	The equal right to participate in the distribution of assets available for distribution in the event of liquidation of the Company.

10.	If two or more persons are registered as joint holders of any shares, any one of such persons may give effectual receipts for any dividend or other monies in respect of such share and his or her confirmation will bind all holders of such share.

11.	Any payment for a share shall be initially credited against the par value of said share and any excess amount shall be credited as a premium for said share, unless determined otherwise in the conditions of the allocation.

12.	A Shareholder shall not be entitled to rights as a Shareholder, including the right to dividends, unless said Shareholder fully paid all sums in accordance with the conditions of the allocation, including interest, linkage and expenses, if any, and all unless otherwise determined in the conditions of the allocation.

SHARE CERTIFICATES

13.	A shareholder who is registered in the Register is entitled to receive from the Company, without payment and at such shareholder’s request, within a period of three months after the allocation or registration of the transfer, one share certificate with respect to all the shares registered in his name, which shall specify the aggregate number of the shares held by such shareholder. In the event of a jointly held share, the Company shall issue one share certificate for all the joint holders of the share, and the delivery of such certificate to one of the joint holders shall be deemed to be delivery to all of them. Every certificate shall bear the Company’s seal or a facsimile copy thereof and be signed by two Office Holders of the Company, or one director and the Company’s secretary or by any other person appointed by the Board for such purpose.

14.	The Company may issue a new certificate in lieu of a certificate that was issued and was lost, defaced, or destroyed, on the basis of such proof and guarantees as the Company may require, and after payment of an amount that shall be prescribed by the Company, and the Company may also replace existing certificates with new certificates, free of charge, subject to such conditions as the Company shall stipulate.

REGISTERED HOLDER

15.	Except as otherwise provided in these Articles, the Company shall be entitled to treat the registered holder of any share as the absolute owner thereof, and, accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by statute, be bound to recognize any equitable or other claim to, or interest in such share on the part of any other person.

16.	To the extent required by the Law a trustee must inform the Company of the fact that such trustee is holding shares of the Company in trust for another person at such time as may be required by the Law. The Company shall register that fact in the Register in respect of such shares. The trustee shall be deemed to be the sole holder of said shares.

TRANSFER OF SHARES

17.	Subject to the Statutes, and subject to any applicable agreements or undertakings of any specific shareholder, the shares shall be freely transferable.

18.	Transfer of registered shares shall be made in writing or any other manner, in a form specified by the Board or the transfer agent appointed by the Company, and such transfer form should be signed by both the transferee and the transferor and delivered to the Office or to such transfer agent, together with the certificates of the shares due to be transferred, if such certificates have been issued. The transferee shall be deemed to be the shareholder with respect to the transferred shares only from the date of registration of his name in the Register.

19.	The Board may close the Register and suspend the registration of transfers for such period of time as the Board shall deem fit, provided that the period of closure of any such book shall not exceed 30 days each year. The Company shall notify the shareholders of such decision.

TRANSMISSION OF SHARES

20.	In the case of the death, liquidation, bankruptcy, dissolution, winding-up or a similar occurrence of a Shareholder, the legal successors of such Shareholder shall be the only persons recognized by the Company as having any title to such shares, but nothing herein contained shall release the estate of the predecessor from any liability in respect of such shares.

21.	The legal successors may, upon producing such evidence of title as the Board shall require, be registered themselves as holders of the shares, or subject to the provisions as to transfers herein contained, transfer the same to some other person.

ALTERATIONS OF THE REGISTERED CAPITAL

22.	(a) Subject to the Statutes, a general meeting of shareholders may from time to time resolve to:

(1)	Alter or add classes of shares that shall constitute the Company’s authorized capital, including shares with preference rights, deferred rights, conversion rights or any other special rights or limitations.

(2)	Increase the Company’s registered share capital by creating new shares either of an existing class or of a new class.

(3)	Consolidate and/or split all or any of its share capital into shares of larger or smaller par value than the existing shares.

(4)	Cancel any registered shares not yet allocated, provided that the Company has made no commitment to allocate such shares.

(5)	Reduce the Company’s share capital and any reserved fund for redemption of capital.

(b) In executing any resolution adopted according to Article 22(a) above, the Board may, at its discretion, resolve any related issues.

(c) If as a result of a consolidation or split of shares authorized under these Articles, fractions of a Share will stand to the credit of any Shareholder, the Board is authorized at its discretion, to act as follows:

(1)	Determine that fractions of shares that do not entitle their owners to a whole Share, will be sold by the Company and that the consideration for the sale be paid to the beneficiaries, on terms the Board may determine;

(2)	Allot to every Shareholder, who holds a fraction of a Share resulting from a consolidation and/or split, shares of the class that existed prior to the consolidation and/or split, in a quantity that, when consolidated with the fraction, will constitute a whole Share, and such allotment will be considered valid immediately prior to the consolidation or split;

(3)	Determine the manner for paying the amounts to be paid for shares allotted in accordance with Article 22(c)(2) above, including on account of bonus shares; and/or

(4)	Determine that the owners of fractions of shares will not be entitled to receive a whole Share in respect of a Share fraction or that they may receive a whole Share with a different par value than that of the fraction of a Share.

23.	Except as otherwise provided by or pursuant to these Articles or by the conditions of issue, any new share capital shall be considered as part of the original share capital, and shall be subject to the same provisions of these Articles with reference to payment of calls, lien, transfer, transmission, forfeiture and otherwise, which applies to the original share capital.

MODIFICATION OF CLASS RIGHTS

24.	If at any time the share capital is divided into different classes of shares, any change to the rights and privileges of the holders of any such class of shares shall require the approval of a Class Meeting of such class of shares by a Simple Majority (unless otherwise provided by the Statutes or by the terms of issue of the shares of that class).

25.	The rights and privileges of the holders of any class of shares shall not be deemed to have been altered by creating or issuing shares of any class, including a new class (unless otherwise provided by the terms of issue of the shares of that class).

BORROWING POWERS

26.	The Company may, by resolution of the Board, from time to time, raise or borrow or secure the payment of any sum or sums of money for the purposes of the Company. The Company, by resolution of the Board, may also raise or secure the payment or repayment of such sum or sums in such manner and upon such terms and conditions in all respects as it deems fit, and in particular by the issue of debentures or debenture stock of the Company charged upon all or any part of the property of the Company (both present and future) including its unissued and/or its uncalled capital for the time being. Issuance of any series of debentures shall require Board approval.

GENERAL MEETINGS

27.	Annual general meetings shall be held at least once a calendar year, at such place and time as determined by the Board, but not later than fifteen (15) months after the last annual general meeting. Such general meetings shall be called “Annual Meetings” and all other general meetings of the Company shall be called “Special Meetings”. The Annual Meeting shall review the Company’s financial statements and shall transact any other business required pursuant to these Articles or to the Law, and any other matter as shall be determined by the Board.

28.	The Board may convene a Special Meeting by its resolution, and is required to convene a Special Meeting should it receive a request, in writing, from a person or persons entitled, under the Companies Law, to request such meeting.

Any request for convening a meeting must specify the purposes for which the meeting is to be called, shall be signed by the persons requesting the meeting, and shall be delivered to the Company’s registered offices.

29.	In addition, subject to the Law, the Board may accept a request of a shareholder holding not less than 1% of the voting rights at the general meeting to include a subject in the agenda of a general meeting, provided that such subject is a proper subject for action by shareholders under the Law and these Articles and only if the request also sets forth: (a) the name and address of the Shareholder making the request; (b) a representation that the Shareholder is a holder of record of shares of the Company, holding not less than 1% of the voting rights at the general meeting and intends to appear in person or by proxy at the meeting; (c) a description of all arrangements or understandings between the Shareholder and any other person or persons (naming such person or persons) in connection with the subject which is requested to be included in the agenda; and (d) a declaration that all the information that is required under the Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided. In addition, if such subject includes a nomination to the Board in accordance with the Articles, the request shall also set forth the consent of each nominee to serve as a director of the Company if so elected and a declaration signed by each nominee declaring that there is no limitation under the Law for the appointment of such nominee. Furthermore, the Board, may, in its discretion to the extent it deems necessary, request that the Shareholders making the request provide additional information necessary so as to include a subject in the agenda of a general meeting, as the Board may reasonably require.

30.	Subject to applicable law, the Board shall determine the agenda of any general meeting.

Notice of General Meetings

31.	Unless otherwise required by the Law and these Articles, the Company is not required to give notice under section 69 of the Companies Law.

PROCEEDINGS AT GENERAL MEETINGS

Quorum

32.	No business shall be transacted at any general meeting of the Company unless a quorum of Shareholders is present at the opening of the Meeting.

Except as provided in the following Article with regard to an adjourned Meeting, the quorum for any general meeting shall be the presence of at least two Shareholders in person or by proxy (including by voting deed) holding 33 ?% or more of the voting rights in the Company. For this purpose, abstaining shareholders shall be deemed present at the Meeting.

33.	If within half an hour from the time appointed for the holding of a general meeting a quorum is not present, the general meeting shall stand adjourned one day thereafter at the same time and place or to such other day, time and place as the Board may indicate in a notice to the Shareholders. At such adjourned Meeting any number of Shareholders shall constitute a quorum for the business for which the original Meeting was called.

Chairman of the General Meeting

34.	The Chairman shall preside as the chairman at every general meeting, but if there shall be no such Chairman or if at any meeting the Chairman shall not be present within fifteen (15) minutes after the time appointed for holding the same, or shall be unwilling to act as chairman, then the Board members present at the meeting shall choose one of the Board members as chairman of the meeting and if they shall not do so then the Shareholders present shall choose a Board member, or if no Board member be present or if all the Board members present decline to take the chair, they shall choose any other person present to be chairman of the meeting.

35.	The chairman may, with the consent of a general meeting at which a quorum is present, and shall if so directed by the general meeting, adjourn any meeting, discussion or the resolution with respect to a matter that is on the agenda, from time to time and from place to place as the meeting shall determine. Except as may be required by the Law, no Shareholder shall be entitled to any notice of an adjournment or of the business to be transacted at an adjourned meeting. No business shall be transacted at any adjourned meeting other than the business which might have been transacted at the meeting from which the adjournment took place.

36.	A vote in respect of the election of the chairman of the meeting or regarding a resolution to adjourn the meeting shall be carried out immediately. All other matters shall be voted upon during the meeting at such time and order as decided by the chairman.

VOTE OF SHAREHOLDERS

37.	All resolutions proposed at any general meeting will require a Simple Majority, unless otherwise required by the Statutes or these Articles. Except as otherwise required by the Statues or these Articles, alteration or amendment of these Articles shall require a Simple Majority.

38.	A declaration by the chairman of the meeting that a resolution has been carried, or has been carried unanimously or by a particular majority, or rejected, or not carried by a particular majority and an entry to that effect in the minutes of the meeting shall be prima facie evidence thereof.

39.	The chairman of the meeting will not have a second and/or a casting vote. If the vote is tied with regard to a certain proposed resolution such proposal shall be deemed rejected.

40.	If two or more persons are jointly entitled to a share, the vote of the senior one who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other registered holders of the share, and for this purpose seniority shall be determined by the order in which the names stand in the Register.

41.	A proxy need not be a Shareholder of the Company.

42.	The instrument appointing a proxy shall be in writing signed by the appointer or of his attorney-in-fact duly authorized in writing. A corporate entity shall vote by a representative duly appointed in writing by such entity.

Any instrument appointing a proxy or a representative of a corporate entity (whether for a specified meeting or otherwise) shall be in a form satisfactory to the Company.

43.	Unless otherwise determined by the Board, the instrument of appointment must be submitted to the Office no later than 48 hours prior to the first general meeting to be attended by such proxy or representative. The instrument of appointment shall automatically terminate and cease to be of any force or affect on the anniversary (12 months) of the date of the instrument of appointment, unless such instrument sets out a different expiry date.

44.	A proxy may be appointed in respect of only some of the shares held by a Shareholder, and a Shareholder may appoint more than one proxy, each empowered to vote by virtue of a portion of the shares.

45.	A Shareholder being of unsound mind or pronounced to be unfit to vote by a competent court of law may vote through a legally appointed guardian or any other representative appointed by a court of law to vote on behalf of such Shareholder.

46.	A Shareholder entitled to vote may signify in writing his approval of, or dissent from, or may abstain from any resolution included in a proxy instrument furnished by the Company. A proxy instrument may include resolutions pertaining to such issues which are permitted to be included in a proxy instrument according to the Statutes, and such other issues which the Board may decide, in a certain instance or in general, to allow voting through a proxy. A Shareholder voting through a proxy instrument shall be taken into account in determining the presence of a quorum as if such Shareholder is present at the meeting.

47.	The chairman of the general meeting shall be responsible for recording the minutes of the general meeting and any resolution adopted.

48.	The provisions of these Articles relating to general meetings shall, mutatis mutandis, apply to Class Meetings.

DIRECTORS

Powers, Number of Directors, Composition & Election

49.	The Board shall have and execute all powers and/or responsibilities allocated to the Board by the Statutes and these Articles, including setting the Company’s policies and supervision over the execution of the powers and responsibilities of the CEO. The Board may execute any power of the Company that is not specifically allocated by the Statutes or by these Articles to another organ of the Company.

50.	The number of directors on the Board shall be no less than five (5) but no more than nine (9) and shall include at least two External Directors.

51.	The directors of the Company shall be elected at each Annual Meeting by a Simple Majority and shall hold office until the end of the next Annual Meeting and so long as an Annual Meeting is not convened, unless their office is vacated prior thereto in accordance with the provisions of these Articles and the Law. This Article shall not apply to the election and tenure of External Directors, in respect of whom the provisions of the Law shall apply.

52.	As long as the number of directors serving on the Board is less than the maximal number of directors under Article 50, the Board can act to appoint directors to the Board of Directors.

53.	Should a director cease serving the remaining directors may continue to act, provided that their number shall be not less than the minimal number of directors mentioned under Article 50 above. In the event the number of directors is less than the minimal number, the directors can act to appoint directors so the number of directors in office shall be equal to or higher than the minimal number mentioned under Article 50 above or alternatively can act to call a Special Meeting to elect directors.

54.	The appointment of a director by the Board shall be in effect until the next Annual Meeting or until he or she shall cease serving in office pursuant to the provisions of these Articles.

55.	The term of office of a director shall commence on the date of such director’s election by the general meeting or by the Board or on a later date, should such date be determined in the resolution of appointment of the general meeting or of the Board.

Remuneration

56.	The Company shall determine the remuneration of the directors, if any, in accordance with the Law.

Chairman of the Board

57.	The Board shall appoint one of its members to serve as the Chairman and may replace the Chairman from time to time. The Chairman shall preside at meetings of the Board, but if at any meeting the Chairman is not present within fifteen (15) minutes after the time appointed for holding the meeting, the present directors shall choose a present director to be chairman of such meeting.

PROCEEDINGS OF THE DIRECTORS

58.	The directors shall meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they deem fit, subject to these Articles.

Unless otherwise determined by the Board, written notice of any meeting of the Board and the agenda setting out the matters to be discussed at such meeting, shall be given to all directors at least seventy two (72) hours (or such shorter notice as all the directors may agree) before the meeting. The directors may waive the necessity of such notice either beforehand or retrospectively.

Quorum

59.	No business shall be transacted at any meeting of the Board unless a quorum of directors is present when a meeting is called to order. A quorum shall be deemed to exist when there are present personally or represented by an alternate director at least half of the directors then in office.

If a quorum is not present at the meeting of the Board within half an hour after the time scheduled for the meeting, the meeting may be adjourned to another time as shall be decided by the Chairman, or in his absence, the directors present at the meeting, provided that notice of twenty four (24) hours in advance shall be given to all the directors of the time of the adjourned meeting. The quorum for the commencement of the adjourned meeting shall be three members of the Board.

Methods of Attending Meetings

60.	Some or all of the directors may attend meetings of the Board through computer network, telephone or any other media of communication, enabling the directors to communicate with each other, in the deemed presence of all of them, provided that due prior notice detailing the time and manner of holding a given meeting is served upon all the directors. The directors may waive the necessity of such notice either beforehand or retrospectively.

Any resolution adopted by the Board in such a meeting, pursuant to the provisions of these Articles, will be recorded in writing and signed by the Chairman (or in his absence by the chairman of the meeting), and shall be valid as if adopted at a meeting of the Board duly convened and held.

61.	A resolution in writing signed by all of the directors eligible to participate in the discussion and vote on such resolution, or in respect of which all such directors have agreed (in writing by mail, fax or electronic mail) not to convene, shall be as valid and effective for all purposes as if passed at a meeting of the Board duly convened and held.

Any such resolution may consist of several counterparts, each signed by one or more directors. Such resolution in writing shall be effective as of the last date appearing on the resolution, or if the resolution is signed in two or more counterparts, as of the last date appearing on the counterparts.

62.	While exercising his/her voting right, each director shall have one vote. Resolutions of the Board will be decided by a simple majority of the directors present and voting, not taking into consideration abstaining votes, except as otherwise provided in these Articles or by the Statutes. In the event the vote is tied, the Chairman of the Board shall not have a casting vote, and such resolution shall be deemed rejected.

Alternate Director

63.	Subject to the Law, a director shall be entitled at any time and from time to time to appoint in writing any person who is qualified to serve as a director, to act as his/her alternate and to terminate the appointment of such person. The appointment of an alternate director does not negate the responsibility of the appointing director and such responsibility shall continue to apply to such appointing director – taking into account the circumstances of the appointment.

Alternate directors shall be entitled, while holding office, to receive notices of meetings of the Board and to attend and vote as a director at any meetings at which the appointing director is not present and generally to exercise all the powers, rights, duties and authorities and to perform all functions of the appointing director.

The document appointing an alternate director must be submitted to the Chairman of the Board at least 48 hours before the opening of the first Board meeting to be attended by such alternate director.

Committees

64.	The Board may set up committees and appoint members to these committees subject to the Statutes. A resolution passed or an act done by such a committee pursuant to an authority granted to such committee by the Board shall be treated as a resolution passed or act done by the Board, unless expressly otherwise prescribed by the Board or the Statutes for a particular matter or in respect of a particular committee.

65.	Meetings of committees and proceedings thereat (including the convening of the meetings, the election of the chairman and the votes) shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Board so far as the same are applicable thereto and unless otherwise determined by the Board, including by an adoption of a charter governing the committee proceedings.

Approval of Certain Transactions with Related Parties

66.	Subject to the Law, a transaction between the Company and an Office Holder, including transactions concerning compensation of non-director Office Holders, and a transaction between the Company and a third person in which an Office Holder of the Company has a personal interest, which is not an Extraordinary Transaction (as defined in the Law), will require only the approval of the Board or a committee authorized by the Board.

Records & Validity of Acts

67.	The resolutions of the Board shall be recorded in the Company’s Minutes Book, as required under the Statutes, signed by the Chairman or the chairman of a certain meeting. Such signed minutes shall be deemed prima facie evidence of the meeting and the resolutions resolved therein.

68.	All acts done bona fide by any meeting of the Board or of a committee of the Board or by any person acting as a director, shall, notwithstanding it be afterwards discovered that there was some defect in the appointment of any such director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a director.

Chief Executive Officer

69.	The Board shall appoint at least one CEO, for such period and upon such terms as the Board deems fit.

70.	The CEO shall have all managing and execution powers within the policies and guidelines set forth by the Board, and shall be under the supervision of the Board. The CEO may delegate any of his powers to his subordinates, subject to the approval of the Board.

INSURANCE, EXCULPATION, AND INDEMNITY

Insurance of Office Holders

71.	The Company may insure the liability of an Office Holder, to the fullest extent permitted under the Statutes.

72.	Without derogating from the aforesaid, the Company may enter into a contract to insure the liability of an officer therein for an obligation imposed on him in consequence of an act done in his capacity as an Office Holder, in any of the following cases:

72.1.	A breach of the duty of care vis-a-vis the Company or vis-a-vis another person;

72.2.	A breach of the fiduciary duty vis-a-vis the Company, provided that the Office Holder acted in good faith and had a reasonable basis to believe that the act would not harm the Company;

72.3.	A monetary obligation imposed on him in favor of another person;

72.4.	Any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an Office Holder in the Company.

Indemnity of Office Holders

73.	The Company may indemnify an Office Holder, to the fullest extent permitted under the Statutes. Without derogating from the aforesaid, the Company may indemnify an Office Holder for a liability or expense imposed on him in consequence of an act done in his capacity as an Office Holder in the Company, as follows:

73.1.	A monetary obligation imposed on him or incurred by him in favor of another person pursuant to a judgment, including a judgment given in settlement or a court approved settlement or arbitrator’s award;

73.2.	Reasonable legal fees, including attorney’s fees, incurred by an Office Holder in consequence of an investigation or proceeding filed against him by an authority that is authorized to conduct such investigation or proceeding, provided that such investigation or proceeding (i) concludes without the filing of an indictment against the Office Holder or (ii) concluded with the imposition of a monetary payment on the Office Holder in lieu of criminal proceedings, but the criminal offense in question does not require the proof of criminal intent, all within the meaning of the Law.

73.3.	Reasonable litigation costs, including attorney’s fees, incurred by an Office Holder or which he is ordered to pay by a court, in proceedings filed against him by the Company or on its behalf or by another person, or in a criminal charge of which he is acquitted, or in a criminal charge of which he is convicted of an offence that does not require proof of criminal intent.

73.4.	Any other obligation or expense in respect of which it is permitted or will be permitted under the Statutes to indemnify an Office Holder.

Advance Indemnity

74.	The Company may give an advance undertaking to indemnify an Office Holder therein in respect of the following matters:

74.1.	Matters as detailed in Article 73.1, provided however, that the undertaking is restricted to events, which in the opinion of the Board, are anticipated in light of the Company’s activities at the time of granting the obligation to indemnify and is limited to a sum or measurement determined by the Board as reasonable under the circumstances. The indemnification undertaking shall specify such events and sum or measurement.

74.2.	Matters as detailed in Articles 73.2, 73.3 and 73.4.

Retroactive Indemnity

75.	The Company may indemnify an Office Holder retroactively with respect of the matters as detailed in Article 73, subject to any applicable law.

Exculpation

76.	The Company may exempt an Office Holder in advance for all or any of his liability for damage in consequence of a breach of the duty of care vis-a-vis the Company, to the fullest extent permitted under the Statutes. However, the Company may not exempt a director in advance from his liability toward the Company due to the breach of his duty of care in the event of a Distribution, as defined in the Statutes.

Insurance, Exculpation and Indemnity – General

77.	The above provisions with regard to insurance, exemption and indemnity are not and shall not limit the Company in any way with regard to its entering into an insurance contract and/or with regard to the grant of indemnity and/or exemption in connection with a person who is not an Office Holder of the Company, including employees, contractors or consultants of the Company, all subject to any applicable law.

78.	Articles 71 through 76 shall apply mutatis mutandis in respect of the grant of insurance, exemption and/or indemnification for persons serving on behalf of the Company as Office Holders in companies controlled by the Company, or in which the Company has an interest.

79.	An undertaking to insure, exempt and indemnify an Office Holder in the Company as set forth above shall remain in full force and effect even following the termination of such Office Holder’s service with the Company.

APPOINTMENT OF AN AUDITOR

80.	Subject to the Statutes, the Annual Meeting shall appoint an Auditor for a period ending at the next Annual Meeting, or for a longer period, but no longer than until the third Annual Meeting after the meeting at which the Auditor has been appointed. The same Auditor may be re-appointed.

Subject to the Statutes, the terms of service of the Auditor for the audit services shall be determined by the Board, at its discretion, or a committee of the Board if such determination was delegated to a committee, including undertakings or payments to the Auditor. The Board shall report the fees of the Auditor to the Annual Meeting.

INTERNAL AUDITOR

81.	So long as the Company is a public company, the Board shall appoint an Internal Auditor pursuant to the recommendation of the Audit Committee.

82.	The organizational superior of the Internal Auditor shall be the Chairman. The Internal Auditor shall submit a proposed annual or periodic work plan to the Audit Committee, which will approve such plan with changes as it deems fit, at its discretion.

MERGER AND REORGANIZATION

83.	Notwithstanding the provisions of section 327(a) of the Companies Law, the majority required for the approval of a merger by the general meeting or by a class meeting shall be an ordinary majority of the votes of the shareholders entitled to vote and voting themselves.

SIGNATORIES

84.	Signatory rights on behalf of the Company shall be determined from time to time by the Board.

DISTRIBUTIONS

85.	The Board may decide on a Distribution, subject to the provisions set forth under the Law and these Articles.

86.	The Board will determine the method of payment of any Distribution. The receipt of the person whose name appears on the record date on the Register as the owner of any share, or in the case of joint holders, of any one of such joint holders, shall serve as confirmation with respect to all the payments made in connection with that share and in respect of which the receipt was received. All dividends unclaimed after having been declared may be invested or otherwise used by the Directors for the benefit of the Company until claimed, provided however that the Company shall not be required to accept any claim made following the 7th anniversary of the declaration date, or an earlier date as may be determined by the Board. No unpaid dividend shall bear interest or accrue linkage differentials.

87.	For the purpose of implementing any resolution concerning any Distribution, the Board may settle, as it deems fit, any difficulty that may arise with respect to the Distribution, including determining the value for the purpose of the said Distribution of certain assets, and deciding that payments in cash shall be made to the Shareholders based on the value so determined, and determining provisions with respect to fractions of shares or with respect to the non-payment of small sums.

REDEEMABLE SECURITIES

88.	The Company shall be entitled to issue redeemable securities which are, or at the option of the Company may be, redeemed on such terms and in such manner as shall be determined by the Board. Redeemable securities shall not constitute part of the Company’s capital, except as provided in the Law.

DONATIONS

89.	The Company may make donations of reasonable amounts of money for purposes which the Board deems to be worthy causes, even if the donations are not made in relation to business considerations for increasing the Company’s profits.

NOTICES

90.	Subject to the Statutes, notice or any other document which the Company shall deliver and which it is entitled or required to give pursuant to the provisions of these Articles and/or the Statutes shall be delivered by the Company to any person, in any one of the following manners as the Company may choose: in person, by mail, transmission by fax or by electronic form.

Any notice or other document which shall be sent shall be deemed to have reached its destination on the third day after the day of mailing if sent by registered mail or regular mail, or on the first day after transmission if delivered in person, transmitted by fax or electronic form.

Should it be required to prove delivery, it shall be sufficient to prove that the notice or document sent contains the correct mailing, e-mail, or fax details as registered in the Register or any other address which the Shareholder submitted in writing to the Company as the address and fax or e-mail details for the submission of notices or other documents.

Notwithstanding anything to the contrary contained herein and subject to the provisions of the Statutes, a notice to a Shareholder may be served, as general notice to all Shareholders, in accordance with applicable rules and regulations of any stock market upon which the Company’s shares are listed.

In cases where it is necessary to give advance notice of a particular number of days or notice which shall remain in effect for a particular period, the day the notice was sent shall be excluded and the scheduled day of the meeting or the last date of the period shall be included in the count.

Subject to the Statutes, the Company shall not be required to send notices to any Shareholder who is not registered in the Register or has not provided the Company with accurate and sufficient mailing details.

91.	Any notice to be given to the Shareholders shall be given, with respect to joint shareholders, to the person whose name appears first in the Register as the holder of the said share, and any notice so given shall be sufficient notice for all holders of the said share.

92.	Any notice or other document served upon or sent to any Shareholder in accordance with these Articles shall, notwithstanding that he be then deceased or bankrupt, and whether the Company received notice of his death or bankruptcy or not, be deemed to be duly served or sent in respect of any shares held by him (either alone or jointly with others) until some other person is registered in his stead as the holder or joint holder of such shares, and such service or sending shall be a sufficient service or sending on or to his heirs, executors, administrators or assigns and all other persons (if any) interested in such share.

93.	The accidental omission to give notice to any Shareholder or the non-receipt of any such notice shall not cancel or annul any action made in reliance on the notice.